BTQ Technologies to Develop World's First Quantum-Secure
Custody Treasury for Bitcoin, Ethereum and Other Digital
Assets in Collaboration with Qbits

● BTQ Technologies and Qbits have partnered to develop the world's first quantum-secure custody treasury infrastructure, leveraging the Quantum Canary Network as a public testnet and development roadmap for post-quantum blockchain security.

● The initiative integrates BTQ's proprietary CASH architecture with Qbits' expertise in PQC integration and quantum hardware simulation, setting a new benchmark for institutional-grade digital asset protection against emerging quantum threats.

● Key technical milestones include QPoW integration testing in Q3 2025 and Falcon signature aggregation by Q4 2025, marking a significant step toward deploying quantum-resilient blockchain infrastructure.

Vancouver, British Columbia, August 5, 2025 - BTQ Technologies Corp. ("BTQ" or the "Company") (CBOE CA: BTQ) (FSE: NG3) (OTCQX: BTQQF), a global quantum technology company focused on securing mission-critical networks, is pleased to announce the development of the world's first quantum-secure custody treasury infrastructure for Bitcoin, Ethereum, and other digital assets. This groundbreaking initiative is being co-developed with Qbits, a Saudi-based quantum computing and technology company operating across the GCC region.

At the heart of this initiative is the Quantum Canary Network, a public testnet and development roadmap co-developed by BTQ and Qbits. The network will serve as the proving ground for the world's first quantum-secure treasury infrastructure, establishing the technical foundations for secure post-quantum custody of Bitcoin, Ethereum and other digital assets.

The development roadmap includes technical milestones such as QPoW integration testing in Q3 2025 and Falcon aggregation proof-of-concept development by Q4 2025. BTQ will provide its quantum security technologies through commercial licensing agreements while maintaining focus on technology development and intellectual property creation.

Key Highlights

● Quantum Canary Network as Treasury Enabler

BTQ and Qbits are building the Quantum Canary Network, the world's first public testbed for quantum-related Bitcoin Improvement Proposals (BIPs), cryptographic primitives, and consensus mechanisms. The network will form the basis for future quantum-secure treasury solutions.

● Joint Development and Technical Contributions

BTQ and Qbits are acting as co-developers and ecosystem enablers. BTQ brings its patented Cryptographically Agile Secure Hardware (CASH) architecture and post-quantum cryptographic IP, while Qbits contributes expertise in PQC module integration, quantum hardware simulation, and crypto-agility acceleration.

● Technology Development Timeline

The development roadmap includes:

● QPoW (Quantum Proof-of-Work) integration testing - Q3 2025

● Falcon signature aggregation proof-of-concept - Q4 2025

"This quantum-secure treasury initiative represents a defining moment in our mission to deliver practical quantum advantage to the market," said Olivier Roussy Newton, CEO and Chairman of BTQ Technologies. "By implementing our proprietary quantum custody technology to protect our own digital asset holdings, we're demonstrating both the commercial readiness of our solutions and our confidence in the future of quantum-secure blockchain infrastructure. Our decision to combine treasury management with technology licensing to partners developing quantum-resistant chains, positions BTQ at the center of the industry's transition to post-quantum security."

"Glad to collaborate with BTQ to advance PQC and quantum-secure infrastructure," said Eid Al Subaie, CEO of Qbits. "Brisk will also support this journey with 25-photon boson sampling-exploring over ten duodecillion quantum states and achieving 15,000× classical efficiency, demonstrating real quantum advantage"

Pioneering Quantum-Secure Custody Technology

BTQ's quantum-secure custody solution employs the company's proprietary Cryptographically Agile Secure Hardware (CASH) architecture, delivering up to 1 million post-quantum cryptographic operations per second while maintaining ultra-low power consumption. This technology represents the current pinnacle of cryptographic security available in the market, providing protection against both classical and quantum computing threats through implementation of NIST-approved ML-DSA algorithms and NSA CNSA 2.0 standards.

The treasury implementation leverages BTQ's decade of expertise in post-quantum cryptography, establishing a new benchmark for institutional-grade quantum security in digital asset management. This proactive approach ensures protection of treasury holdings as quantum computing capabilities advance rapidly across the industry.

Strategic Vision and Licensing Model

This initiative represents the first phase of BTQ's broader strategy to enable a quantum-secure transformation of the blockchain ecosystem. As part of this vision, BTQ will license its post-quantum IP-including consensus protocols, custody infrastructure, and hardware innovations-to institutions and networks developing quantum-resistant implementations of Bitcoin, Ethereum, and other major blockchains.

Core innovations include:

● Quantum Proof-of-Work (QPoW) - An energy-efficient post-quantum consensus algorithm

● Falcon Aggregation - A high-speed, lattice-based signature scheme

● Hybrid Quantum-Classical Simulation and PQC Integration - Led by Qbits to ensure real-world crypto-agility and performance

Market Opportunity

The global cryptocurrency market, valued at over $1.7 trillion, faces an existential threat from advancing quantum computing capabilities. Industry experts project that quantum computers capable of breaking current cryptographic standards could emerge within the next decade, creating an urgent need for quantum-secure solutions. BTQ's technology addresses this market opportunity while positioning the company to capture value across the broader digital asset ecosystem.

Together, BTQ and Qbits, are forging a new security paradigm for digital assets - built to withstand the quantum era.

About Qbits

Qbits is a technology company based in Saudi Arabia that specializes in the development of quantum technologies. It is focused on accelerating the growth of innovative technologies, including quantum computing and telecommunication, in order to improve people's lives.

Quantum computing and telecommunication are emerging fields that have the potential to revolutionize a wide range of industries, from finance and healthcare to cryptography and machine learning. By providing cutting-edge solutions and services in these areas, Qbits is helping to drive the advancement of these technologies and make them more accessible to businesses and individuals. For more information please visit https://www.Qbitsest.com/

About BTQ

BTQ Technologies Corp. (Cboe CA: BTQ | FSE: NG3 | OTCQX: BTQQF) is a vertically integrated quantum company accelerating the transition from classical networks to the quantum internet. Backed by a broad patent portfolio, BTQ pioneered the industry's first commercially significant quantum advantage and now delivers a full-stack, neutral-atom quantum computing platform with end-to-end hardware, middleware, and post-quantum security solutions for finance, telecommunications, logistics, life sciences, and defense.

Connect with BTQ: Website | LinkedIn | X/Twitter

ON BEHALF OF THE BOARD OF DIRECTORS

Olivier Roussy Newton

CEO, Chairman

For further information: E: desk@btq.com

Bill Mitoulas

Investor Relations

T: +1.416.479.9547

E: bill@btq.com

Neither Cboe Canada nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Information

Certain statements herein contain forward-looking statements and forward-looking information within the meaning of applicable securities laws. Such forward-looking statements or information include but are not limited to statements or information with respect to the business plans of the Company, including with respect to its research partnerships, and anticipated markets in which the Company may be listing its common shares. Forward-looking statements or information often can be identified by the use of words such as "anticipate", "intend", "expect", "plan" or "may" and the variations of these words are intended to identify forward-looking statements and information.

The Company has made numerous assumptions including among other things, assumptions about general business and economic conditions, the development of post-quantum algorithms and quantum vulnerabilities, and the quantum computing industry generally. The foregoing list of assumptions is not exhaustive.

Although management of the Company believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that forward-looking statements or information herein will prove to be accurate. Forward-looking statements and information are based on assumptions and involve known and unknown risks which may cause actual results to be materially different from any future results, expressed or implied, by such forward-looking statements or information. These factors include risks relating to: the availability of financing for the Company; business and economic conditions in the post-quantum and encryption computing industries generally; the speculative nature of the Company's research and development programs; the supply and demand for labour and technological post-quantum and encryption technology; unanticipated events related to regulatory and licensing matters and environmental matters; changes in general economic conditions or conditions in the financial markets; changes in laws (including regulations respecting blockchains); risks related to the direct and indirect impact of COVID-19 including, but not limited to, its impact on general economic conditions, the ability to obtain financing as required, and causing potential delays to research and development activities; and other risk factors as detailed from time to time. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.